Exhibit 99.1

Press Release

For immediate release

AMAYA TO LAUNCH POKERSTARS IN

NEW JERSEY IN MARCH

Launch marks the global gaming leader’s entry into U.S. regulated online gaming market

Montreal, Feb. 25, 2016 - Amaya Inc. (NASDAQ: AYA; TSX: AYA) today announced that it expects to initially launch its PokerStars brand in New Jersey on Monday, March 21, 2016. The launch quickly follows the September 2015 authorization by the New Jersey Division of Gaming Enforcement (the “DGE”) to operate the PokerStars and Full Tilt brands in the State. Amaya currently expects to conduct an interim testing period with the DGE and a beta period for a limited player base beginning in mid-March.

“PokerStars is the global leader in online poker and trusted by its customers for its robust and innovative technology, world-class security and game-integrity. We are honored and excited to now bring these experiences to New Jersey,” said David Baazov, Chairman and CEO of Amaya. “We’re also thankful to Morris Bailey and the fine team at Resorts Casino Hotel in Atlantic City and look forward to a successful collaboration.”

“Resorts Casino Hotel continues to be the preferred Atlantic City partner and home for outstanding global brands,” said Morris Bailey, owner of Resorts. “First with Mohegan Sun and Jimmy Buffett’s Margaritaville and now, with PokerStars joining that portfolio, Resorts is poised to offer players the best online and bricks & mortar casino experiences anywhere. We expect that the launch of PokerStars will further spur the positive momentum we have already made in the New Jersey online gaming market.”

As one of the world’s most regulated online gaming companies with licenses in more than a dozen jurisdictions and more than 100 million cumulative registered customers around the world, Amaya is committed to implementing the highest standards of regulation, safety and security for customers. The PokerStars offering in New Jersey will be at www.pokerstarsnj.com and utilize the same stringent verification, technology, account segregation and responsible gaming practices to regulate player activity that the brand has pioneered elsewhere globally.

Focused on providing the most authentic, competitive and convenient online poker experience, the PokerStars offering in New Jersey will be available across desktop, tablet and mobile platforms, and will provide customers with some of the world’s most popular online poker games and titles, including the Sunday Special tournament and recently introduced Spin & Go tournaments. PokerStars will also offer customers an array of online casino games, including a wide selection of different Blackjack variants, as well as Roulette, Baccarat, Video Poker and Slots. Many games will also be available with multi-player tables.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sports book and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the state of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to the launch of the PokerStars brand and product offerings in the State of New Jersey. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.